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                               December 26, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Filing Desk

        Re:  Form 10 (Filed October 31, 1996)
             File No. 0-21661
             --------------------------------

        In reliance upon your telephone discussions with our counsel, Mark L. Hanson, of Jones, Day, Reavis & Pogue, along with Michael Smith and Tia Jenkins of the Commission on December 18, 1996, The Bibb Company (the "Company") hereby requests that the above-referenced Registration Statement be withdrawn prior to its becoming effective.

        I appreciate your assistance in this matter. If you have any questions, please contact me at (912) 752-6976, or the Company's counsel, Mark L. Hanson, at (404) 581-8573.

                                                Very truly yours,



                                                A. William Ott
                                                Vice President and
                                                Chief Financial Officer

cc:  Lizanne Thomas, Esq.
     Mark L. Hanson, Esq.